Exhibit 99.1

Sterlite Industries (India) Limited
75 Nehru Road, Vile Parle (East)
Mumbai 400099, INDIA
Tel: +91 (0) 22 6646 1000
Fax: +91 (0) 22 6646 1451
www.sterlite-industries.com
29 January 2008
Results for the Third Quarter
and Nine Months ended 31 December 2007
Mumbai, 29 January 2008: Sterlite Industries (India) Limited today announced its results for the third quarter (“Q3”) and nine months ended (“the nine months period”) 31 December 2007.
Highlights
■	Highest ever quarterly zinc production

■	Chanderiya II smelter commissioned in December 2007, three months ahead of schedule

■	Production across all the metals generally higher than that in the corresponding prior quarter

■	Despite higher volumes, EBITDA offset by the sharp decline in the LME prices of zinc and aluminium and the appreciation of the Indian rupee

■	Costs stable; improvements offset by the increase in the energy and related costs.
Unaudited Consolidated Financial Highlights
(In Rupees Crore, except as stated)

	Quarter ended			Nine months ended
	31 December		Change	31 December		Change
	2007	2006	%	2007	2006	%
Net Sales/Income from operations	5,233	6,814	(23.2%)	17,940	18,135	(1.1%)
EBITDA	1,873	2,949		6,668	7,620
EBITDA Margin	36%	43%	—	37%	42%
Net Profit After Tax Before Exceptional Items	1,177	1,899		4,433	4,828
Attributable Profit After Tax	855	1,296	(34.0%)	3,081	3,394	(9.2%)

Diluted Earnings Per Share (Rs.)	12.9	23.2		46.4	60.7

Production (’000 tonnes)
Copper
Mined metal content	7	7	—	21	22	(4.5%)
Cathode	77	86	(10.5%)	249	224	11.2%
Aluminium	89	89	—	266	224	18.8%
Zinc
Mined metal content	136	128	6.3%	413	384	7.6%
Refined zinc	104	93	11.8%	291	253	15.0%

Sterlite Industries (India) Limited Indian GAAP Financial Results for the Third Quarter and Nine Months Ended 31 December 2007	Page 2 of 4

Copper Business
During Q3, the copper cathode production at the Tuticorin custom smelter at 77,000 tonnes was lower than our expectations on account of unscheduled plant maintenance. Overall the plant performance was good, with copper recoveries highest ever, during Q3. This along with better by-product management contributed to significantly lower cost of production.
Mined metal production at our Australian mines was in line with our expectation at 7,000 tonnes in Q3.
Revenues for Q3 were lower at Rs 2,631 crore as compared with Rs 3,189 crore in the corresponding prior quarter. The decrease in revenues was primarily on account of lower volumes and the sharp appreciation of the Indian rupee against the US dollar.
Despite TcRcs being at 50% of their prior level, EBITDA was marginally up at Rs 445 crore in Q3 as compared with Rs 438 crore in the corresponding prior quarter, as a result of better operating efficiencies and other income.
Aluminium Business
Aluminium production in Q3 at 89,000 tonnes was consistent with the trends in the corresponding prior quarter and the rated capacity.
Despite higher sales volume, revenues for Q3 were lower at Rs 944 crore as compared with Rs 1,145 crore in the corresponding prior quarter due to lower LME prices of aluminium by 10% and the sharp appreciation of the Indian rupee against the US dollar by 12%. Whilst cost of production was stable in INR terms, EBITDA at Rs 273 crore in Q3 was also adversely impacted by the aforesaid factors.
Zinc Business
HZL recorded its highest ever quarterly production in Q3 for both zinc and lead. It produced 104,000 tonnes of zinc and 14,500 tonnes of lead, an increase of 12% and 21% respectively as compared with the corresponding prior quarter. The mined metal production was
135,000 tonnes in Q3 as compared with 128,000 tonnes in the corresponding prior quarter.
Sales during Q3 were augmented by the sale of 72,000 dry metric tonnes of surplus zinc and lead concentrate.
Revenues in Q3 were at Rs 1,658 crore as compared with Rs. 2,480 crore in the corresponding prior quarter. EBITDA for Q3 was at Rs 1,155 crore as compared with Rs. 1,967 crore in the corresponding prior quarter. Whilst sales volume were higher and the overall cost of production was stable in INR terms, the revenues and EBITDA were affected primarily on account of lower metal prices and the sharp appreciation of the Indian rupee against the US dollar. Average zinc LME for Q3 was $2,646 per tonne, a decrease of 37% as compared with $4,194 in the corresponding prior quarter. The Indian rupee appreciated by 12% during the quarter as compared with the corresponding prior quarter.

Sterlite Industries (India) Limited Indian GAAP Financial Results for the Third Quarter and Nine Months Ended 31 December 2007	Page 3 of 4

Projects
Vedanta Aluminium Limited
The first stream of the Lanjigarh alumina refinery has stabilised and produced 115,000 tonnes of calcined alumina during Q3. The second stream of the Lanjigarh refinery has also been tested.
With regard to the environmental clearances for the Lanjigarh bauxite mines, we are now proceeding as per the directions provided by the Honourable Supreme Court of India and are hopeful of a positive resolution of the matter soon.
Work on the first phase of the 500,000 tpa aluminium smelter and the associated captive power plant at Jharsuguda, Orissa is progressing well. Equipment deliveries are progressing as per schedule and the plant erection work has commenced. Phase 1 of this project comprising a 250,000 tpa smelter and the associated captive power plant is on track for commissioning with first metal out by mid-2008, one year ahead of schedule.
Zinc
The Chanderiya II new hydro zinc smelter was commissioned in December 2007, three months ahead of its schedule. The ramp up of production is developing in an excellent manner and we expect to achieve rated production much ahead of schedule.
The work on the 88,000 tonne debottlenecking project and the associated captive power plant is progressing well and is on schedule for commissioning by mid-2008.
Commercial Energy
Work on our 2400 MW (4x600 MW) coal based independent thermal power plant is progressing well. The EPC contract has been placed and engineering and procurement activities are on track. The construction activities are in full swing and the project is on schedule.
As part of our green energy initiative, we have commissioned 68.8 MW wind power plants as of December 2007 and we expect to take this to 124 MW by March 2008.

Sterlite Industries (India) Limited Indian GAAP Financial Results for the Third Quarter and Nine Months Ended 31 December 2007	Page 4 of 4

For further information, please contact:

Sumanth Cidambi	sumanth.cidambi@vedanta.co.in
Associate Director — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	Sheetal.khanduja@vedanta.co.in
Manager — Investor Relations	Tel: +91 22 6646 1427
Sterlite Industries (India) Limited
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminum, copper and zinc and lead. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminum Company Limited for its aluminum operations. The company operates its own copper operations in India. The company recently entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. In 2007, it generated revenues of $5.9 billion and net income of $1.1 billion. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
Disclaimer
This presentation includes statements which may constitute forward looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Although Sterlite Industries believes that the expectations contained in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct. These statements may involve risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Such risks and uncertainties are more fully described in the section entitled “Risk Factors” in our registration statement on Form F-1 and in other reports and periodic filings made from time to time with the Securities and Exchange Commission. These filings are available at www.sec.gov. Sterlite Industries may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.